April 12, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010
Attention:  Kevin L. Vaughn, Accounting Branch Chief

Re:           Symmetry Medical Inc.

Dear Mr. Vaughn:

We are in receipt of your letter dated March 30, 2011 regarding our Form 10-K for the fiscal year ended January 1, 2011, as filed March 8, 2011, file no. 1-32374.  In reply thereto, we respectfully submit the following response.

Form 10-K for the Fiscal Year Ended January 1, 2011
Critical Accounting Policies and Estimates. Page 36
Impairment of Long-Lived Assets, including Intangible Assets, page 36

1.
We note the carrying amount of goodwill in relation to the total assets and equity on your balance sheet. Please tell us whether any of your reporting units are at risk of failing the first step of your impairment test due to its fair value not being substantially in excess of carrying value. If you have concluded that no reporting units are at risk of failing the first step of your impairment test, please provide such disclosure in future filings. Please refer to Item 303 (a) (3) (ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350 on our website at http://www.sec.gov/rules/interp/33-8350.htm.

2.
For any reporting units you determine are at risk for failing step one of the goodwill impairment test that have material amounts of goodwill, please provide the following disclosure in future filings:

a.	Percentage by which the fair value of the reporting unit exceeds the carrying value as of the date of the most recent test;

b.	Amount of goodwill allocated to the reporting unit;

c.	Descriptions of the methods and key assumptions used and how the key assumptions, providing specifics to the extent possible; and

d.	Descriptions of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

3.
Alternatively, for any reporting units with material goodwill that are at risk for failing step one, but for which you determine that a material charge is unlikely under step two, please clearly describe the supporting rationale in future filings.

4.
For any reporting units that are at risk for failing step one of the goodwill impairment test, but do not have a material amount of goodwill, please provide disclosure of this assertion in future filings.

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252•F:+1.574.267.4551
•www.symmetrymedical.com

April 12, 2011

Response
As of January 1, 2011, the Company’s fiscal yearend, our market capitalization was $342 million, an amount which exceeded shareholders’ equity of $296 million.  Additionally, our annual impairment tests indicated that the fair value, calculated as the estimated present value of future cash flows, of reporting units containing $108 million of aggregate goodwill all individually exceeded their carrying values by 20% or greater.  The fair value of reporting units with $33 million of goodwill exceeded their carrying value by 10% or greater. Our remaining goodwill of $13 million relates to our France reporting unit, where fair value exceeds carrying value by 2%, or approximately $0.7 million.  We evaluated this reporting unit separately in 2010; however, we believe it meets the criteria of ASC 350 in 2010 and going forward it will be combined with our Manchester reporting unit for goodwill impairment test purposes.  A combined France and Manchester reporting unit would have resulted in an overall result fair value that exceeds carrying value by more than 20% in 2010.

We reached the conclusion to combine the units in France and Manchester as these reporting units are vertically integrated manufacturers and sellers of our case product line.  With the closure of our case facilities in Switzerland and Maine during 2009 and 2010, respectively, our global case operations were consolidated, resulting in Manchester acting as our only U.S. based manufacturer and seller of cases and France as our sole manufacturer and seller of cases in Europe.  France acquires the majority of cases it sells from Manchester in various stages of work in progress, typically more than 75% complete.  These cases generally require further manufacturing operations such as screen printing, labeling and assembly in France prior to resale in Europe.  Thus, we believe it is appropriate to aggregate these reporting units for impairment test purposes beginning in 2011 as they are part of the same operating segment and are economically similar as they are vertically integrated, the nature of products and services are the same, they are managed as an integrated global case manufacturing supply chain and the types of customers are the same as both entities sell to orthopedic original equipment manufacturers via factory direct sales distribution.  We also combined the units under one reporting manager in 2010.

Thus, for 2010, we concluded that no reporting units were at risk of failing the first step of our annual impairment test.

We will add disclosures in future filings regarding the risk of reporting units failing the first step of our impairment test along with, for those with less than 10% excess fair value above carrying value or other factors that may place a reporting unit at heightened risk in future periods, the percentage by which fair value exceeds the carrying value of the reporting unit(s). This disclosure will also show the amount of goodwill allocated to the reporting unit(s), descriptions of the methods and key assumptions used and how those assumptions were determined, discussion of the degree of uncertainty associated with the key assumptions and descriptions of potential events that could reasonably be expected to negatively affect the key assumptions.

We appreciate your assistance with our disclosure requirements and hope that the information provided above is responsive to your comments and adequately addresses your concerns.  In providing this response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our public filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

April 12, 2011

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you need further explanations or have follow up questions, please feel free to contact us by mail (3724 North State Road 15, Warsaw, IN  46582) or by fax (574.267.4551).

Yours very truly,

Symmetry Medical Inc.

By	/s/ FRED L. HITE
Fred L. Hite
Chief Financial Officer